Change in Representative Directors

1. Summary of the Change

- Before: Chung, Joon-Yang (Chief Executive Officer)

Park, Ki-Hong (President)

Kim, Joon-Sik (President)

Chang, In-Hwan (Senior Executive Vice President)

• After: Kwon, Oh-Joon (Chief Executive Officer)

Kim, Jin-Il (President)

Chang, In-Hwan (Senior Executive Vice President)

• Reason: New appointment

2. Date of Change: March 14, 2014